InBev

RECEIVED

2005 OCT 19 P 5:2

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mar[redacted]

05011846

By courier

Leuven, October 13, 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

dlw 10/19

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

Brussels, October 13, 2005 - 1/1

InBev announces its intention to reduce employee-base at global headquarters

Having completed its effectiveness study of structures and processes in the global headquarters (GHQ), InBev S.A. (Euronext: INB) communicated today its proposed plan to reduce the number of positions at its operational headquarters in Leuven, Belgium.

The proposed organization aims to create clear responsibilities and to eliminate overlapping or duplicated processes and activities across functions, as well as across Zones and GHQ, taking into account the right match of employee profiles with the new organizational requirements.

The implementation of the proposed plan would lead to a collective dismissal of a maximum of 60 people, on a current total of about 400 positions.
However, InBev anticipates that a minimum of 15 dismissals could be avoided by transferring employees to new positions within the newly proposed organization structure.

To this end, and based on the study's findings, consultation with the social partners will start as of today, as well as consultation of each of the global functions. This can be expected to take a few weeks.

Following these consultations, InBev will take its final decision and disclose, at that time, the expected organizational and financial impacts.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel +32 16 27 65 41
patrick.verelst@inbev.com